Exhibit 99.2

VIA SEDAR
August 16, 2017

Autorité des marchés financiers
Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission
Ontario Securities Commission

Subject :	Acasti Pharma Inc. (the “Corporation”)
Report on the Voting Results, in accordance with article 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual and special meeting of shareholders of the Corporation held on August 15, 2017 (the “AGM”), this report presents the items voted on during the AGM and the corresponding voting results, in accordance with article 11.3 of Regulation 51-102. For more detailed information on the proposals submitted to shareholders, please refer to the Proxy Management Circular of the Corporation dated July 13, 2017 (the “Circular”).

According to the scrutineers reports, being present in person or by proxy, were the holders of 8,767,549 common shares, or 59.59%, of the 14,712,052 common shares issued and outstanding on June 28, 2017, the record date for the AGM.

Prior to the AGM, Pierre Fitzgibbon and James S. Hamilton, who had been candidates for election to the Board as listed in the Circular, withdrew their candidacies for election to the Board. Mr. Fitzgibbon’s withdrawal followed his resignation from the board of directors of Neptune Technology & Bioressources Inc. (“Neptune”). At the AGM, Neptune nominated Richard P. Schottenfeld and Katherine Crewe in their place.

About Richard P. Schottenfeld

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

About Katherine Crewe, ICD.D

Ms. Crewe has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions, most recently as Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals. Ms. Crewe is currently Chair of TEC Canada. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

1.	Election of the directors of the Corporation for the ensuing year

	Votes in Favor	% In Favor	Votes Withheld	% Withheld	Non-Votes
Janelle D’Alvise	5,099,694	100.0%	0	0.0%	3,667,855
Jean-Marie (John) Canan	5,099,694	100.0%	0	0.0%	3,667,855
Roderick N. Carter	5,099,694	100.0%	0	0.0%	3,667,855
Richard P. Schottenfeld	5,099,694	100.0%	0	0.0%	0
Katherine Crewe	5,099,694	100.0%	0	0.0%	0

2.	Appointment of KPMG LLP as auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration

Votes in Favor	% In Favor	Votes Withheld	% Withheld
3,646,643	99.42%	21,212	0.58%

3.	Ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s stock option plan, as previously approved by the board of directors of the Corporation (the “Board”), as more particularly described in the accompanying Circular

Votes in Favor	% In Favor	Votes Against	% Against
2,068,350	96.61%	72,506	3.39%

4.	Ordinary resolution approving, ratifying and confirming the grant of 373,600 options to purchase common shares of the Corporation to certain executives and board members, as previously approved by the Board, as more particularly described in the Circular

Votes in Favor	% In Favor	Votes Against	% Against
2,069,113	96.65%	71,743	3.35%

5.	Ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s equity incentive plan, as more particularly described in the Circular

Votes in Favor	% In Favor	Votes Against	% Against
2,067,831	96.59%	73,025	3.41%

Sincerely,

/s/ Linda O’Keefe

Linda O’Keefe

Chief Financial Officer